Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9868)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 28, 2024

We refer to (i) the notice of Annual General Meeting (the “AGM”) dated May 10, 2024 (the “Notice”), and (ii) the proxy statement / circular for the AGM dated May 10, 2024 (the “Proxy Statement”) of XPeng Inc. (the “Company” or “we”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as those defined in the Proxy Statement and the Notice.

POLL RESULTS OF THE AGM

The Board is pleased to announce that the AGM was held on June 28, 2024, at 10:00 a.m. Hong Kong time, at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC. All resolutions proposed at the AGM have been duly passed.

As at the Shares Record Date, the total number of issued shares of the Company (the “Shares”) was 1,889,572,292 Shares, comprising 1,540,864,035 Class A ordinary shares and 348,708,257 Class B ordinary shares. 90,912 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan and 1,427,678 Class A ordinary shares held by XPeng Fortune Holdings Limited have abstained from voting on all resolutions at the AGM in accordance with Rule 17.05A of the Hong Kong Listing Rules. There were no repurchased Shares pending cancellation or treasury shares (which has the meaning ascribed to it in the Hong Kong Listing Rules) held by the Company as at the Shares Record Date.

Save as disclosed above, there was no shareholder who was required to abstain from voting under the Hong Kong Listing Rules on any resolution proposed at the AGM, nor any shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the meeting pursuant to Rule 13.40 of the Hong Kong Listing Rules. No shareholder has indicated in the Proxy Statement that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of Shares entitling the holders to attend and vote on the resolutions numbered 1 to 8 at the AGM was 1,888,053,702 Shares, comprising 1,539,345,445 Class A ordinary shares and 348,708,257 Class B ordinary shares.

According to the Company’s ninth amended and restated memorandum and articles of association, each Class A ordinary share issued and outstanding as of the close of business on the Shares Record Date is entitled to one vote per share at the AGM. Each Class B ordinary share issued and outstanding as of the close of business on the Shares Record Date is entitled to ten votes per share (i.e. resolutions 1, 4 and resolutions 6 to 8), save for resolutions regarding the re-election of independent non-executive Directors and the re-appointment of auditors of the Company (i.e. resolutions 2, 3 and 5), in which case Class B ordinary shares shall have one vote per share at the AGM. Each resolution put to the vote at the AGM has been decided by poll.

The poll results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			Number of votes cast and percentage (%)						Total number of voting Shares	Total number of votes cast
			FOR		AGAINST		ABSTAIN
1.	To receive and adopt the audited consolidated financial statements of the Company and the reports of the directors (the “Director(s)”) and the auditor of the Company as of and for the year ended December 31, 2023.	Class A ordinary shares	787,101,772	99.3697%	2,718,183	0.3432%	2,273,942	0.2871%	792,093,897	792,093,897
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,274,184,342	99.8833%	2,718,183	0.0636%	2,273,942	0.0531%	1,140,802,154	4,279,176,467
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
2.	To re-elect Mr. HongJiang Zhang as an independent non-executive Director as detailed in the proxy statement/circular dated May 10, 2024.	Class A ordinary shares	756,473,006	95.5029%	33,106,375	4.1796%	2,514,516	0.3175%	792,093,897	792,093,897
		Class B ordinary shares	348,708,257	100.0000%	0	0.0000%	0	0.0000%	348,708,257	348,708,257
		TOTAL NUMBER (CLASS A & CLASS B)	1,105,181,263	96.8776%	33,106,375	2.9020%	2,514,516	0.2204%	1,140,802,154	1,140,802,154
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

3.	To re-elect Ms. Fang Qu as an independent non-executive Director as detailed in the proxy statement/circular dated May 10, 2024.	Class A ordinary shares	763,452,673	96.2626%	27,656,522	3.4872%	1,984,702	0.2502%	793,093,897	793,093,897
		Class B ordinary shares	348,708,257	100.0000%	0	0.0000%	0	0.0000%	348,708,257	348,708,257
		TOTAL NUMBER (CLASS A & CLASS B)	1,112,160,930	97.4040%	27,656,522	2.4222%	1,984,702	0.1738%	1,141,802,154	1,141,802,154
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

4.	To authorize the Board of Directors to fix the respective Directors’ remuneration.	Class A ordinary shares	694,835,820	87.7214%	1,135,010	0.1433%	96,123,067	12.1353%	792,093,897	792,093,897
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,181,918,390	97.7272%	1,135,010	0.0265%	96,123,067	2.2463%	1,140,802,154	4,279,176,467
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

5.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board of Directors to fix their remunerations for the year ending December 31, 2024.	Class A ordinary shares	787,751,829	99.4518%	2,421,178	0.3057%	1,920,890	0.2425%	792,093,897	792,093,897
		Class B ordinary shares	348,708,257	100.0000%	0	0.0000%	0	0.0000%	348,708,257	348,708,257
		TOTAL NUMBER (CLASS A & CLASS B)	1,136,460,086	99.6194%	2,421,178	0.2122%	1,920,890	0.1684%	1,140,802,154	1,140,802,154
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

6.	THAT consider and approve the grant of a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued shares (excluding treasury shares) of the Company as at the date of passing of this resolution as detailed in the proxy statement/circular dated May 10, 2024.	Class A ordinary shares	635,491,372	80.2293%	154,501,609	19.5055%	2,100,916	0.2652%	792,093,897	792,093,897
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,122,573,942	96.3404%	154,501,609	3.6105%	2,100,916	0.0491%	1,140,802,154	4,279,176,467
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

7.	THAT consider and approve the grant of a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares (excluding treasury shares) of the Company as at the date of passing of this resolution as detailed in the proxy statement/circular dated May 10, 2024.	Class A ordinary shares	789,171,020	99.6310%	880,437	0.1112%	2,042,440	0.2578%	792,093,897	792,093,897
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,276,253,590	99.9317%	880,437	0.0206%	2,042,440	0.0477%	1,140,802,154	4,279,176,467
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
8.	THAT consider and approve the extension of the general mandate granted to the Directors to issue, allot and deal with additional shares in the share capital of the Company by the aggregate number of the shares and/ or shares underlying the ADSs repurchased by the Company as detailed in the proxy statement/circular dated May 10, 2024.	Class A ordinary shares	644,793,186	81.4036%	145,166,029	18.3269%	2,134,682	0.2695%	792,093,897	792,093,897
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,131,875,756	96.5577%	145,166,029	3.3924%	2,134,682	0.0499%	1,140,802,154	4,279,176,467
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

The Company’s share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

The executive Director, Mr. Xiaopeng He and the non-executive Director, Mr. Ji-Xun Foo attended the AGM.

RETIREMENT OF NON-EXECUTIVE DIRECTOR

Reference is made to the Proxy Statement that Mr. Fei Yang (“Mr. Yang”) had notified the Board of his intention to retire as a non-executive Director at the AGM and his decision of not offering himself for re-election due to personal business commitments. The Board announces that Mr. Yang has retired as a non-executive Director with effect upon conclusion of the AGM.

Mr. Yang has confirmed that he has no disagreement with the Board or the Company and there is no other matter relating to his retirement as a non-executive Director that needs to be brought to the attention of the shareholders of the Company and the Hong Kong Stock Exchange.

The Board wishes to take this opportunity to express its gratitude to Mr. Yang for his contribution during his tenure of office.

By order of the Board
XPeng Inc. Xiaopeng He Chairman

Hong Kong, Friday, June 28, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

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